UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2013
Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

2020 – 401 West Georgia Street, Vancouver, British Columbia  Canada  V6B 5A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

REPLICEL LIFE SCIENCES INC.
Suite 2020 – 401 West Georgia Street
Vancouver, BC  V6B 5A1
Telephone: (604) 248-8730   Fax: (604) 248-8690

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
TO BE HELD ON MAY 30, 2013

AND

INFORMATION CIRCULAR

May 7, 2013

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

REPLICEL LIFE SCIENCES INC.
Suite 2020 – 401 West Georgia Street
Vancouver, BC  V6B 5A1
Telephone: (604) 248-8730   Fax: (604) 248-8690

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF REPLICEL LIFE SCIENCES INC.:

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of RepliCel Life Sciences Inc. (the “Company”) will be held at the law offices of Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, on Thursday, May 30, 2012, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial period ended December 31, 2012, and accompanying report of the auditors;

2.	to appoint BDO Canada LLP, Chartered Accountants, as the auditors of the Company for the financial year ending December 31, 2013;

3.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2013;

4.	to set the number of directors of the Company for the ensuing year at five (5);

5.	to elect, individually, David Hall, Rolf Hoffmann, Peter Jensen, John Challis and Peter Lewis as the directors of the Company to serve until the next annual general meeting of the shareholders; and

6.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed May 6, 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each registered holder of common shares at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered holder of common shares of the Company and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC  V6C 3B9, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 7th day of May, 2013.

By Order of the Board of Directors of

REPLICEL LIFE SCIENCES INC.

“David Hall”
David Hall
President, Chief Executive Officer and Director

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

REPLICEL LIFE SCIENCES INC.
Suite 2020 – 401 West Georgia Street
Vancouver, BC  V6B 5A1
Telephone: (604) 248-8730   Fax: (604) 248-8690

INFORMATION CIRCULAR

May 7, 2013

INTRODUCTION

This Information Circular accompanies the Notice of Annual Meeting of Shareholders (the “Notice”) and is furnished to the holders (each, a “Shareholder”) of common shares (each, a “Share”) in the capital of RepliCel Life Sciences Inc. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. on Thursday, May 30, 2013 at the law offices of Clark Wilson LLP, 900 – 885 West Georgia Street,  Vancouver, British Columbia, or at any adjournment or postponement thereof.  All references to Shareholders in this Information Circular are to registered Shareholders unless specifically stated otherwise.

Date and Currency

The date of this Information Circular is May 7, 2013.  Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting.  Each Shareholder is entitled to one vote for each Share that such Shareholder holds on May 6, 2013, (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are proposed directors and/or officers of the Company.

Each Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

Each Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), at its offices located at 510 Burrard Street, 3rd Floor, Vancouver, BC  V6C 3B9, or by the Company at the address set forth above, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by each Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

Each Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy.  If the instructions as to voting indicated in the proxy are certain, the Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.  If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy.  It is intended that the Designated Persons will vote the Shares represented by the proxy in favour of each matter identified in the proxy, including the vote for the election of the nominees to the Company’s board of directors (the “Board”), the appointment of the auditors and other matters as described in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered Shareholders, or duly appointed proxyholders, are permitted to vote at the Meeting.  Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Designated Persons named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).  Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value and an unlimited number of preference shares without par value.  As of the Record Date, determined by the Board to be the close of business on May 6, 2013, a total of 46,668,609 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

At the Meeting, the votes of holders of Shares will be aggregated on all matters to be approved at the Meeting. To the knowledge of the directors or executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to the Shares, other than as set forth below:

Name	Number of Shares Owned	Percentage of Total Shares(1)
Rolf Hoffmann	5,056,979	10.8%
Matthew Wayrynen	5,102,675(2)	10.9%

(1)
Based on 46,668,609 Shares issued and outstanding as of May 6, 2013. Unless otherwise indicated, the Company believes that all persons hold legal title and the Company has no knowledge of actual Share ownership.

(2)	Includes 1,009,932 common shares held by a company for which Mr. Wayrynen serves as a director.

NUMBER OF DIRECTORS

The Articles of the Company provide for the Board to consist of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval of the holders of shares carrying the right to vote at annual meetings of the Company’s shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at five (5). The number of directors will be approved if the affirmative vote of holders of at least a majority of Shares present or represented by proxy at the Meeting, on a combined basis, and entitled to vote thereat are voted in favour of setting the number of directors at five (5).

Management recommends the approval of an ordinary resolution to set the number of directors of the Company at five (5).

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed in accordance with the Company’s Articles, or until such director’s earlier death, resignation or removal.  In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
David Hall(3) British Columbia, Canada President, CEO and Director
Mr. Hall has served as President of the Company since December 2010. From 1994 to 2008, he held executive management roles at Angiotech Pharmaceuticals Inc. including Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations. He also served as its Corporate Secretary and Treasurer. He has been a Director and Chairman of the Audit Committee of GLG Lifetech Corporation since September 2010.  He is past chair and current board member of Life Sciences BC. He is the former Chairman of the Biotech Industry Advisory Committee to the BC Competition Council, a past member of the BC Task Force on PharmaCare, and currently serves on the Board of the International Finance Centre BC. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee.
		December 22, 2010	2,400,000(5)
Peter Jensen(3)(4) British Columbia, Canada Chairman of the Board and Director	Mr. Jensen began his law practice in 1981, focusing on the corporate and securities sectors in British Columbia. From March 1987 to September 2010 he was an owner at the law firm of Devlin Jensen LLP. He is currently practising at Bacchus Law Corp and is a consultant to and/or director of various private and public companies.	December 22, 2010	500,000
Rolf Hoffman Freiburg, Germany Director and Chief Medical Officer	Dr. Hoffman is a researcher in the fields of alopecia, endocrinology of the hair follicle and hair follicle morphogenesis. He has been employed in private practice since March 2004.	December 22, 2010	5,056,979(6)
John Challis(3)(4) Vancouver, BC Director
Dr. Challis is an internationally-recognized researcher in the fields of physiology, obstetrics and gynaecology. He is a Fellow of the Royal Society of Canada, Fellow of the Royal College of Obstetricians and Gynecologists, and Fellow of the Canadian Academy of Health Sciences.  Currently, he holds the rank of University Professor Emeritus, University of Toronto, Departments of Physiology, Medicine and Obstetrics and Gynaecology. From April 2003 to June 2007 he was the Vice President, Research and Associate Provost at the University of Toronto and was a Professor there from July 1995 to June 2008. He is also the past-President and CEO of the Michael Smith Foundation for Health Research, British Columbia’s health research funding organization.
		March 11, 2011	Nil
Peter Lewis(3)(4) Vancouver, BC Director	Mr. Lewis is a chartered accountant and has been a partner with Lewis and Company, a firm specializing in taxation law since 1993.	May 27, 2011	40,000

(1)    Information has been furnished by the respective nominees individually.

(2)
The information as to Shares beneficially owned or over which a nominee exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective nominees as at May 6, 2013.

(3)	Member of the Audit Committee of the Company.

(4)	Member of the Governance and Nominating Committee of the Company.

(5)	Does not include 1,000,000 shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

(6)	Dr. Hoffmann has beneficial ownership of over 10% of the issued and outstanding Shares.

Management does not contemplate that any of its nominees will be unable to serve as directors.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing Audit Committee, currently consisting of Peter Lewis, Peter Jensen and John Challis.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Corporate Cease Trade Orders

To the best of management’s knowledge, except as disclosed below, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Peter Jensen was formerly a director of Carbon Green Inc. (“Carbon Green”) an OTC reporting issuer under BC Instrument 51-509 Issuers Quoted in the U.S. Over-the-Counter Markets.  On November 4, 2010, while Mr. Jensen was a director of Carbon Green, Carbon Green became subject to a cease trade order issued by the British Columbia Securities Commission as a result of the failure to file financial statements.  The cease trade order remains in effect.  Mr. Jensen has since resigned as a director of Carbon Green.

Peter Lewis is a director of Landstar Properties Inc. (“Landstar”), a company listed on the TSX Venture Exchange. On May 11, 2010, while Mr. Lewis was a director of Landstar, Landstar became subject to a cease trade order issued by the British Columbia Securities Commission as a result of the failure to file financial statements.  The cease trade order remains in effect.

David Hall is a director of GLG Life Tech Corporation (“GLG Life Tech”), a company listed on the TSX, which has been the subject of cease trade orders issued by the British Columbia Securities Commission on May 2, 2012, by the Manitoba Securities Commission on July 9, 2012 and by the Ontario Securities Commission on May 4, 2012.  The cease trade orders were issued because GLG Life Tech failed to file by the required deadline certain continuous disclosure documents.  GLG Life Tech is in the process of finalizing all outstanding  continuous disclosure documents and seeking to have these cease trade orders lifted.

Bankruptcies

To the best of management’s knowledge, no proposed director of the Company has; (i) within 10 years before the date of this Information Circular, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officer” or “NEO” means:

(a)	the CEO;

(b)	the CFO;

(c)
each of the Company’s three most highly compensated executive officers, including any of the Company’s subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)
each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

Goals and Objectives

The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard.  The Company currently has medium-term and long-term compensation components in place, such as the stock options granted which have expiry dates in 2017, 2018 and 2019 respectively. The Company intends to further develop these compensation components.  The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s shareholders.  Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Board has not yet formed a compensation committee.  As such, all tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company and to developing and monitoring the Company’s approach to the nomination of directors to the Board were performed by the members of the Board in 2012. The compensation of the NEOs and the Company’s employees was reviewed, recommended and approved by the Board. The Company expects that it will soon form a compensation committee which will oversee compensation matters for the 2013 fiscal year.

The Company directly, or indirectly through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant.  The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium term compensation component.  In the future, the Board may also consider the grant of options to purchase common shares of the Company with longer future vesting dates to satisfy the long term compensation component.

Executive Compensation Program

Executive compensation is comprised of three elements: base fee or salary and long-term incentive compensation (share options). The Board reviews all three components in assessing the compensation of individual executive officers and of the Company as a whole.

Base fees or salaries are intended to provide current compensation and a short-term incentive for executive officers to meet the Company’s goals, as well as to remain competitive within the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers.

Stock options are an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Company’s shares over a stated period of time, and are intended to reinforce commitment to long-term growth and shareholder value. Stock option grants reward overall corporate performance, as measured through the price of the Company’s shares and enable executives to acquire and maintain a significant ownership position in the Company. See “Option Based Awards” below.

The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company’s directors or officers. Given the Company’s current stage of development, the Company has not considered the implications of the risks associated with the Company’s compensation practices. NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Share-Based and Option-Based Awards

Share Based Awards

In December 2010. the Company acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for the issuance of 4,400,000 Shares. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by David Hall, our President and Chief Executive Officer. 3,400,000 common shares controlled by Mr. Hall were deposited with an escrow agent pursuant to the terms of an escrow agreement, to be released upon satisfaction of certain performance conditions as set out in the escrow agreement. During the year ended December 31, 2012, the performance conditions with respect to the release of 500,000 Shares (December 21, 2011: 350,000; December 31, 2010: 850,000) had been achieved, and $254,350 (December 31, 2011: $178,045; December 31, 2010: $432,295) (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation. Compensation expense relating to the transaction date fair value of the remaining 1,700,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period until the performance condition is met. The terms of the issuance of these share-based awards to Mr. Hall were determined by the Board prior to Mr. Hall’s appointment as a director or officer of the Company. Other than future milestone releases to Mr. Hall as described above, the Company does not expect that share-based awards will be a component of NEO compensation in 2013.

Option Based Awards

On December 22, 2010, the Board approved the adoption of the 2010 Stock Option Plan (the “Plan”), which was ratified and approved by the Shareholders on January 5, 2011. The Plan provides for the grant of incentive stock options to purchase Shares to the Company’s directors, officers, employees and consultants. The Plan will be administered by the Board. The maximum number of Shares which may be reserved and set aside for issuance under the Plan is 10% of the issued and outstanding Shares of the Company on the date of an option grant. As the number of Shares reserved for issuance under the Plan increases with the issue of additional Shares, the Plan is considered to be a “rolling” stock option plan.

Each option, upon its exercise, entitles the grantee to acquire one Share. The exercise price to acquire Shares upon exercise of options granted under the Plan is determined by the Board at the time of grant. Stock options may be granted under the Plan for an exercise period of up to ten years from the date of grant or such lesser period as may be determined by the Board.

The Company has the Plan to provide effective incentives to directors, officers, senior management personnel, employees and key consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s shareholders. Individual stock options are granted by the Board and the size of the options is dependent on, among other things, each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long term contribution to the Company will be crucial to its long-term success.

Stock options are normally granted by the Board when a director or officer first joins the Company based on his level of responsibility within the Company. Additional grants may be made periodically to ensure that the number of options granted to any particular director or officer is commensurate with their level of ongoing responsibility within the Company. The Board also evaluates the number of options a director or officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Option exercise prices are based on Board determinations of the fair market value of the Shares underlying the options on the date of grant.

Compensation Governance

The Board has not adopted any specific policies or practices to determine the compensation for the Company’s directors and officers, other than disclosed above.  Given the Company’s current stage of development, the Company has not established a compensation committee.

Summary Compensation Table

Particulars of compensation earned by each NEO (including deferred compensation) in the three most recently completed financial years are set out in the summary compensation table below:

Name and Principal Position	Year	Salary(2) (Cdn$)	Share-based Awards(3) (Cdn$)	Option-based Awards(4) (Cdn$)	Non-equity Incentive Plan Compensation(1)		Pension Value (Cdn$)	All Other Compens-ation (Cdn$)	Total Compens-ation (Cdn$)
					Annual Incentive Plans (Cdn$)	Long-term Incentive Plans (Cdn$)
David Hall(5) CEO, President and Director	2012 2011 2010	360,000(6) 360,000 30,000	254,350(7) 178,045 432,395	- 180,650(8) -	- - -	- - -	- - -	- - -	614,350 718,695 462,395
Tom Kordyback(10) CFO	2012 2011 2010	- - N/A	- - N/A	115,140(9) - 53,333(11)	- - N/A	- - N/A	- - N/A	- - N/A	115,140 - 53,333
Rolf Hoffmann(12) Chief Medical Officer and Director	2012 2011 2010	220,674(13) 81,473 84,100	- - 127,200(14)	- - 76,500	- - -	- - -	- - -	- - -	220,674 81,473 287,800
Brent Petterson(15) Former CFO, Secretary and Director	2012 2011 2010	N/A 18,000(16) 36,000(16)	N/A - -	N/A 108,390(8) -	N/A - -	N/A - -	N/A - -	N/A - -	N/A 126,390 36,000
Darrell Panich(17) Vice President, Clinical Affairs	2012 2011 2010	125,000 125,000 104,167	- - N/A	115,140(9) 72,260(8) 9,050(18)	- - N/A	- - N/A	- - N/A	- - N/A	240,140 197,260 113,217
Gemma Fetterley(19) Vice President, Finance Corporate Secretary Treasurer	2012 2011 2010	92,400 60,400 N/A	- - N/A	115,140(9) 72,260(8) N/A	- - N/A	- - N/A	- - N/A	- - N/A	207,540 132,660 N/A

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2)
The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(3)
“Share-based Awards” means awards under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(4)
“Option-based Awards” means awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.  The Company uses the Black Scholes option pricing model to determine the fair value of the stock options.

(5)	David Hall was appointed the CEO, president and a director on December 22, 2010.

(6)
Mr. Hall received a consulting fee of $30,000 per month in his capacity as the President and Chief Executive Officer of the Company during the year ended December 31, 2012 pursuant to the terms of a consulting agreement with Mr. Hall, as more fully described below under the heading “Narrative Discussion”.

(7)
During the year ended December 31, 2012, Mr. Hall earned 500,000 in share-based awards by satisfying certain specified performance conditions (December 31, 2011 – 350,000; December 31, 2010 – 850,000).

(8)
During the year ended December 31, 2011, Mr. Hall was granted options to purchase 250,000 Shares, Darrell Panich was granted options to purchase 100,000 Shares, Brent Petterson was granted options to purchase 150,000 Shares, and Gemma Fetterley was granted options to purchase 100,000 Shares at an exercise price of US$1.00 per Share exercisable until March 11, 2018.  The grant date fair value of the options on March 11, 2011 was $0.72. The fair value of the options was determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 7.0 years, expected volatility of 81%, risk-free interest rates of 2.88% and expected dividend yield of 0%. David Hall’s 250,000 stock options were cancelled on April 22, 2013.

(9)
During the year ended December 31, 2012, Mr. Kordyback was granted options to purchase 100,000 Shares, Darrell Panich was granted options to purchase 100,000 Shares and Gemma Fetterley was granted options to purchase 100,000 Shares at an exercise price of US$1.50 per Share exercisable until April 18, 2019.  The grant date fair value of the options on April 18, 2012 was $1.15. The fair value of the options was determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 7.0 years, expected volatility of 89%, risk-free interest rates of 1.74% and expected dividend yield of 0%.

(10)	Tom Kordyback was appointed the CFO on August 22, 2011.

(11)
This compensation relates to founder’s options granted to Mr. Kordyback by a founding shareholder in the year ended December 31, 2010. Mr. Kordyback was granted options to purchase 325,000 Shares at an exercise price of US$1.00 per Share exercisable until March 31, 2016.  The grant date fair value of the options on February 2, 2010 was $0.16. The fair value of the options was determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 6.16 years, expected volatility of 81%, risk-free interest rates of 2.91% and expected dividend yield of 0%. Each stock option is exercisable into one unit at a price of $1.00 per unit, with each unit consisting of 2.52484 common shares.

(12)	Rolf Hoffmann was appointed the chief medical officer and a director on December 22, 2010.

(13)	Includes $110,703 paid to a company controlled by Dr. Hoffmann.

(14)	During the year ended December 31, 2012, Mr. Hoffman was granted no share-based awards (December 31, 2011 – N/A; December 31, 2010 – 250,000).

(15)
Brent Petterson was appointed a director of the Company on February 15, 2008, CFO on May 8, 2008 and secretary on January 5, 2011.  He resigned as a director on December 22, 2010, as the CFO on August 22, 2011 and as the secretary on May 27, 2011.

(16)
MBP Management Ltd., a company controlled by Brent Petterson, received $Nil from the Company for management services during the fiscal year ended December 31, 2012; $18,000 from the Company for management services during the fiscal year ended December 31, 2011 and $36,000 from the Company for management services during the fiscal year ended December 31, 2010..

(17)	Darrell Panich was appointed Vice President, Clinical Affairs on March 15, 2010.

(18)
This compensation relates to founder’s options granted to Mr. Panich by a founding shareholder in the year ended December 31, 2010. Mr. Panich was granted options to purchase 50,000 Shares at an exercise price of US$1.00 per Share exercisable until February 28, 2017.  The grant date fair value of the options on March 1, 2010 was $0.18. The fair value of the options was determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 7 years, expected volatility of 81%, risk-free interest rates of 2.81% and expected dividend yield of 0%. Each stock option is exercisable into one unit at a price of $1.00 per unit, with each unit consisting of 2.52484 common shares.

(19)	Gemma Fetterley was appointed Vice President, Finance on March 11, 2011 and Corporate Secretary and Treasurer on May 27, 2011.

Narrative Discussion

The Company has the following consulting and employment agreements with its NEO’s:

Consulting Agreement with David Hall

Pursuant to an employment agreement effective as of January 1, 2011 between David Hall, the Company and TrichoScience Innovations Inc. (“TrichoScience”), the Company’s wholly-owned subsidiary, Mr. Hall serves as President and Chief Executive Officer of the Company and TrichoScience for a base salary of $30,000 per month. The initial term of this agreement is for five years and is automatically renewable for subsequent two year terms. Under the agreement, Mr. Hall will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Hall during each fiscal year in accordance with milestones to be established by the Board.  Mr. Hall may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time.  In the case of general grants of options or awards to executives, Mr. Hall shall receive not less than 10% of such general grant unless the Board presents material reasons for lesser or non-participation.

If, within 24 months of a change of control of the Company, Mr. Hall’s employment is terminated for any reason other than for just cause, the Company will pay Mr. Hall: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to 36 months of base salary and an additional 2 months of base salary for each additional full year of employment completed after the first year of Mr. Hall’s employment, up to a combined maximum of 48 months’ base salary; a lump sum amount as compensation for loss of any benefits made available to Mr. Hall, including any benefit coverage under any group, health, dental, life or disability insurance plan up to a total amount of $100,000, plus an additional $2,000 for each additional full year of employment complete after the first year of Mr. Hall’s employment, to a combined maximum of $124,000; the balance of any payments due under any bonus plan; and a further lump sum payment equal to two times the greater of: (i) the average of the payments made to Mr. Hall under the bonus plan in each of the two immediately preceding fiscal years; and (ii) the amount of Mr. Hall’s target bonus under the bonus plan for the fiscal year in which Mr. Hall’s employment is terminated.

On March 18, 2011, Mr. Hall was awarded 250,000 stock options, each having an exercise price of US$1.00 per share, which will vest over a three year period and expire on March 11, 2018. These options were cancelled on April 22, 2013.

Consulting Agreement with Rolf Hoffmann

Pursuant to a consulting agreement between the Company’s wholly-owned subsidiary, TrichoScience and Rolf Hoffmann, Dr. Hoffman provides consulting services as Chief Medical Officer in the area of hair stem cell research in exchange for payment of $7,000 per month, plus aggregate costs not in excess of $5,000 over the term. The term of this agreement expired on August 31, 2012 and was renewed by the parties for an additional term of one year.  In the year ended December 31, 2010, Dr. Hoffmann received 450,000 stock options, each having an exercise price of US$0.50 per share, which expire on July 13, 2017. On July 9, 2012, 100,000 of these options were terminated. The options vest on the anniversary of the grant date.

Consulting Agreement with Brent Petterson

Mr. Petterson served as the Company’s Chief Financial Officer until August 22, 2011.  In the year ended December 31, 2010, he received compensation of $3,000 per month for his services as such.  On March 11, 2011, Mr. Petterson was awarded 150,000 stock options, each having an exercise price of US$1.00 per share, which will vest over a three year period and expire on March 11, 2018.

Upon his resignation as CFO, the Company entered into a consulting agreement with Mr. Petterson pursuant to which he provides consulting services in the area of corporate finance in exchange for an hourly rate of $75.00 per hour, plus reasonable expenses not in excess of $500 per month. The term of this agreement expired on August 22, 2012 and was renewed by the parties for an additional one year.

Employment Agreement with Darrell Panich

Mr. Panich serves as the Company’s Vice President, Clinical Affairs. In the years ended December 31, 2012 and 2011, he received compensation of $125,000 per annum for his employment. On April 18, 2012, Mr. Panich was awarded 100,000 stock options, each having an exercise price of US$1.50 per share, which will vest over a three year period and expire on April 18, 2019. On March 11, 2011, Mr. Panich was awarded 100,000 stock options, each having an exercise price of US$1.00 per share, which will vest over a three year period and expire on March 11, 2018. On March 1, 2010, Mr. Panich was awarded 50,000 founders options, each having an exercise price of US$1.00 per share, which one third vest one year after the grant date, and the remaining two thirds vest monthly over a two year period thereafter.

Employment Agreement with Gemma Fetterley

Ms. Fetterley serves as the Company’s Vice President Finance, Corporate Secretary and Treasurer. In the years ended December 31, 2012 and 2011, she received compensation of $92,400 and $60,400 per annum for her employment. On April 18, 2012, Ms. Fetterley was awarded 100,000 stock options, each having an exercise price of US$1.50 per share, which will vest over a three year period and expire on April 18, 2019. On March 11, 2011, Ms. Fetterley was awarded 100,000 stock options, each having an exercise price of US$1.00 per share, which will vest over a three year period and expire on March 11, 2018.

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or experts.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards granted to NEOs that were outstanding as of December 31, 2012, including awards granted before the year ended December 31, 2012.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)	Number of shares or units of shares that have not vested (#)	Market value of share-based awards that have not vested (US$)(8)
David Hall(2) CEO, President and Director	250,000	$1.00	March 11, 2018	N/A	1,700,000	782,000
Rolf Hoffmann(3) Chief Medical Officer and Director	350,000	$0.50	July 13, 2017	N/A	N/A	N/A
Brent Petterson(4) Former CFO, Secretary and Director	150,000	$1.00	March 11, 2018	N/A	N/A	N/A
Darrell Panich(5) VP Clinical Affairs	100,000	$1.50	April 18, 2019	N/A	N/A	N/A
	100,000	$1.00	March 11, 2018	N/A
	50,000	$1.00	February 28, 2017	N/A
Tom Kordyback(6) Chief Financial Officer	100,000	$1.50	April 18, 2019	N/A	N/A	N/A
	325,000	$1.00	March 31, 2016	N/A
Gemma Fetterley(7) VP Finance, Corporate Secretary and Treasurer	100,000	$1.50	April 18, 2019	N/A	N/A	N/A
	100,000	$1.00	March 11, 2018	N/A

(1)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on December 31, 2012 of US$0.46 and the stock option exercise price, multiplied by the number of Shares under option. At December 31, 2012, no stock options were in-the-money.

(2)	David Hall was appointed the CEO, president and a director on December 22, 2010.

(3)	Rolf Hoffmann was appointed the chief medical officer and a director on December 22, 2010.

(4)
Brent Petterson was appointed a director of the Company on February 15, 2008, CFO on May 8, 2008 and secretary on January 5, 2011.  He resigned as a director on December 22, 2010, as the CFO on August 22, 2011 and as the secretary on May 27, 2011.

(5)	Darrell Panich was appointed the Vice President, Clinical Affairs on March 15, 2010.

(6)	Tom Kordyback was appointed the CFO on August 22, 2011.

(7)	Gemma Fetterley was appointed Vice President, Finance on March 11, 2011 and Corporate Secretary and Treasurer on May 27, 2011.

(8)
Based on the closing price of the Shares on the OTC Bulletin Board on December 31, 2011 of US$0.46.  For a discussion of the reason for the issuance of these Shares, see “Share-Based and Option-Based Awards – Share-Based Awards”.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2012, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012 for each NEO.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year ($US)	Non-equity incentive plan compensation – Value earned during the year ($US)
David Hall(1) CEO, President and Director	68,750(7)	200,000(13)	N/A
Rolf Hoffmann(2) Chief Medical Officer and Director	N/A(8)	N/A	N/A
Brent Petterson(3) Former Chief Financial Officer, Secretary and Director	41,250(9)	N/A	N/A
Tom Kordyback(4) Chief Financial Officer	33,050(10)	N/A	N/A
Darrell Panich(5) VP Clinical Affairs	34,028(11)	N/A	N/A
Gemma Fetterley(6) VP Finance, Corporate Secretary and Treasurer	27,500(12)	N/A	N/A

(1)	David Hall was appointed the CEO, president and a director on December 22, 2010. On April 20, 2012, 500,000 shares were released from escrow.

(2)	Rolf Hoffmann was appointed the chief medical officer and a director on December 22, 2010.

(3)
Brent Petterson was appointed a director of the Company on February 15, 2008, CFO on May 8, 2008 and secretary on January 5, 2011.  He resigned as a director on December 22, 2010, as the CFO on August 22, 2011 and as the secretary on May 27, 2011.

(4)	Tom Kordyback was appointed the CFO on August 22, 2011.

(5)	Darrell Panich was appointed the VP Clinical Affairs on March 15, 2010.

(6)	Gemma Fetterley was appointed Vice President, Finance on March 11, 2011 and Corporate Secretary and Treasurer on May 27, 2011.

(7)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on March 11, 2012 of US$2.10 and the exercise price of the 62,500 options that vested on March 11, 2012 of US$1.00.

(8)	All stock options belonging to Rolf Hoffmann vested in 2011.

(9)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on March 11, 2012 of US$2.10 and the exercise price of the 37,500 options that vested on March 11, 2012 of US$1.00.

(10)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on July 18, 2012 of US$0.87 and the exercise price of the 25,000 options that vested on July 18, 2012 of US$1.50; and the difference between the closing price of the Shares on the OTC Bulletin Board on January 1, 2012 of US$2.35 and the exercise price of the 6,020 founders’ options that vested on January 1, 2012 of US$1.00; the difference between the closing price of the Shares on the OTC Bulletin Board on February 1, 2012 of US$2.00 and the exercise price of the 6,020 founders’ options that vested on February 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on March 1, 2012 of US$2.25 and the exercise price of the 6,020 founders’ options that vested on March 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on April 1, 2012 of US$1.90 and the exercise price of the 6,020 founders’ options that vested on April 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on May 1, 2012 of US$1.99 and the exercise price of the 6,020 founders’ options that vested on May 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on June 1, 2012 of US$1.00 and the exercise price of the 6,020 founders’ options that vested on June 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on July 1, 2012 of US$0.85 and the exercise price of the 6,020 founders’ options that vested on July 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on August 1, 2012 of US$0.80 and the exercise price of the 6,020 founders’ options that vested on August 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on September 1, 2012 of US$0.76 and the exercise price of the 6,020 founders’ options that vested on September 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on October 1, 2012 of US$0.80 and the exercise price of the 6,020 founders’ options that vested on October 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on November 1, 2012 of US$0.78 and the exercise price of the 6,020 founders’ options that vested on November 1, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on December 1, 2012 of US$0.71 and the exercise price of the 6,020 founders’ options that vested on December 1, 2012 of US$1.00.

(11)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on March 11, 2012 of US$2.10 and the exercise price of the 25,000 options that vested on March 11, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on July 18, 2012 of US$0.87 and the exercise price of the 25,000 options that vested on July 18, 2012 of US$1.50; and the difference between the closing price of the Shares on the OTC Bulletin Board on January 15, 2012 of US$1.95 and the exercise price of the 1,389 founders’ options that vested on January 15, 2012 of US$1.00; the difference between the closing price of the Shares on the OTC Bulletin Board on February 15, 2012 of US$2.30 and the exercise price of the 1,389 founders’ options that vested on February 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on March 15, 2012 of US$2.30 and the exercise price of the 1,389 founders’ options that vested on March 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on April 15, 2012 of US$1.85 and the exercise price of the 1,389 founders’ options that vested on April 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on May 15, 2012 of US$1.29 and the exercise price of the 1,389 founders’ options that vested on May 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on June 15, 2012 of US$1.01 and the exercise price of the 1,389 founders’ options that vested on June 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on July 15, 2012 of US$0.85 and the exercise price of the 1,389 founders’ options that vested on July 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on August 15, 2012 of US$0.72 and the exercise price of the 1,389 founders’ options that vested on August 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on September 15, 2012 of US$0.82 and the exercise price of the 1,389 founders’ options that vested on September 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on October 15, 2012 of US$0.78 and the exercise price of the 1,389 founders’ options that vested on October 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on November 15, 2012 of US$0.68 and the exercise price of the 1,389 founders’ options that vested on November 15, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on December 15, 2012 of US$0.60 and the exercise price of the 1,389 founders’ options that vested on December 15, 2012 of US$1.00.

(12)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on March 11, 2012 of US$2.10 and the exercise price of the 25,000 options that vested on March 11, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on July 18, 2012 of US$0.87 and the exercise price of the 25,000 options that vested on July 18, 2012 of US$1.50.

(13)
Based on the closing price of the Shares on the OTC Bulletin Board on April 19, 2012 of US$0.40. 500,000 Shares were released from escrow on April 20, 2012. For a discussion of the reason for the issuance of these Shares, see “Share-Based and Option-Based Awards – Share-Based Awards”.

Narrative Discussion

For a summary of the material provisions of the Plan, pursuant to which all current option-based awards have been granted to NEOs, please see above under the heading “Share-Based Awards and Option-Based Awards – Option-Based Awards”. There was no re-pricing of stock options under the Plan or otherwise during the Company’s most recently completed financial period ended December 31, 2012.

PENSION PLAN BENEFITS

The Company does not have any pension plans that provide for payments or benefits to the Named Executive Officers at, following, or in connection with retirement, including a defined benefits plan or a defined contribution plan.  The Company does not have a deferred compensation plan with respect to any NEO.

Termination and Change of Control Benefits

Other than as described above under the section entitled “Summary Compensation Table – Narrative Discussion”, the Company has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with, any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in a Named Executive Officer’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the NEO’s, during the Company’s most recently completed financial year:

Name	Fees Earned (Cdn$)	Share-based Awards (Cdn$)	Option-based Awards (Cdn$)	Non-Equity Incentive Plan Compensation (Cdn$)	Pension Value (Cdn$)	All Other Compensation (Cdn$)	Total (Cdn$)
Peter Jensen(1)	20,250	-	-	-	-	-	20,250
John Challis(2)	14,500	-	-	-	-	-	14,500
Peter Lewis(3)	16,250	-	-	-	-	-	16,250

(1)	Peter Jensen was appointed the chairman of the Board and a director on December 22, 2010.

(2)	John Challis became a director of the Company on March 11, 2011.

(3)	Peter Lewis became a director of the Company on May 27, 2011.

 Narrative Discussion

In the year ended December 31, 2011, the Company granted each of John Challis and Peter Lewis options to purchase 100,000 Shares, each exercisable into one Share at a price of US$1.00 per Share, which expire on March 11, 2018. The options vest as follows: 25% on June 9, 2011, 25% on March 11, 2012, 25% on March 11, 2013 and 25% on March 11, 2014. No options were issued to directors during the year ended December 31, 2012.

Other than as set forth below, no director of the Company who is not a NEO received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts

Incentive Plan Compensation For Directors

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option-based awards and share-based awards granted to the Company’s directors, other than the NEOs, that were outstanding as of December 31, 2012, including awards granted before the period ended December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options(1) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Peter Jensen(2) Chairman	65,000	$0.50	July 13, 2017	N/A	-	-
	235,000	$1.00	July 13, 2017	N/A	-	-
John Challis(3)	100,000	$1.00	March 11, 2018	N/A	-	-
Peter Lewis(4)	100,000	$1.00	March 11, 2018	N/A	-	-

(1)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on December 31, 2012 of US$0.46 and the stock option exercise price, multiplied by the number of Shares under option.

(2)	Peter Jensen was appointed the chairman of the Board and a director on December 22, 2010.

(3)	John Challis became a director of the Company on March 11, 2011.

(4)	Peter Lewis became a director of the Company on May 27, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2012, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012 for directors, other than the Company’s NEO’s.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Peter Jensen(1) Chairman	21,673(4)	-	-
John Challis(2)	27,500(5)	-	-
Peter Lewis(3)	27,500(6)	-	-

(1)	Peter Jensen was appointed the chairman of the Board and a director on December 22, 2010.

(2)	John Challis became a director of the Company on March 11, 2011.

(3)	Peter Lewis became a director of the Company on May 27, 2011.

(4)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on January 14, 2012 of US$1.95 and the exercise price of the 4,352 founders’ options that vested on January 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on February 14, 2012 of US$2.40 and the exercise price of the 4,352 founders’ options that vested on February 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on March 14, 2012 of US$2.30 and the exercise price of the 4,352 founders’ options that vested on March 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on April 14, 2012 of US$1.85 and the exercise price of the 4,352 founders’ options that vested on April 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on May 14, 2012 of US$1.28 and the exercise price of the 4,352 founders’ options that vested on May 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on June 14, 2012 of US$1.20 and the exercise price of the 4,352 founders’ options that vested on June 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on July 14, 2012 of US$0.85 and the exercise price of the 4,352 founders’ options that vested on July 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on August 14, 2012 of US$0.72 and the exercise price of the 4,352 founders’ options that vested on August 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on September 14, 2012 of US$0.82 and the exercise price of the 4,352 founders’ options that vested on September 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on October 14, 2012 of US$0.78 and the exercise price of the 4,352 founders’ options that vested on October 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on November 14, 2012 of US$0.68 and the exercise price of the 4,352 founders’ options that vested on November 14, 2012 of US$1.00; and the difference between the closing price of the Shares on the OTC Bulletin Board on December 14, 2012 of US$0.60 and the exercise price of the 4,352 founders’ options that vested on December 14, 2012 of US$1.00.

(5)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on March 11, 2012 of US$2.10 and the exercise price of the 25,000 options that vested on March 11, 2012 of US$1.00. .

(6)
Based on the difference between the closing price of the Shares on the OTC Bulletin Board on March 11, 2012 of US$2.10 and the exercise price of the 25,000 options that vested on March 11, 2012 of US$1.00.

Narrative Discussion

For a summary of the material provisions of the Plan, pursuant to which all current option-based awards have been granted to Directors, please see above under the heading “Option-Based Awards”. There was no re-pricing of stock options under the Plan or otherwise during the Company’s most recently completed financial period ended December 31, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

On December 22, 2010, the Board approved the adoption of the Plan, which was ratified and approved by the Shareholders on January 5, 2011. The Plan provides for the grant of incentive stock options to purchase Shares to the Company’s directors, officers, employees and consultants. The Plan is administered by the Board. The maximum number of the Shares which may be reserved and set aside for issuance under the Plan is 10% of the issued and outstanding Shares of the Company on the date of the applicable option grant. Each option, upon its exercise, entitles the grantee to acquire one Share. The exercise price of the Shares that may be acquired upon exercise of options is determined by the Board at the time of grant. Stock options may be granted under the Plan for an exercise period of up to ten years from the date of grant of the option or such lesser period as may be determined by the Board.

The following table sets forth, as of the end of the Company’s most recently completed financial year, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,775,046	$1.51	852,505
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,775,046	$1.51	852,505

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company.  None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares, or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, other than an interest arising solely from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

Between January 1, 2012 and December 31, 2012, the Company was party to the following related party transactions:

a)
research and development consulting fees totalling $163,543 were paid to Tricholog GmbH, In den Eschmatten 24, D-79117 Freiburg i. Brsg., a company controlled by Rolf Hoffmann, a director of the Company, and McElwee Consulting Inc, 504-1355 West 14th Avenue, Vancouver, BC V6H 1R2, a company controlled by Kevin McElwee, an officer of the Company; and

b)	clinical trial costs totalling $110,703 were paid to Tricholog GmbH, In den Eschmatten 24, D-79117 Freiburg i. Brsg., a company owned by Rolf Hoffmann, a director of the Company.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of BDO Canada LLP to serve as auditor of the Company to hold office until the next annual general meeting of the shareholders or until such firm is removed from office or resigns as provided by law, and to authorize the Board to fix the remuneration to be paid to the auditors.  BDO Canada LLP of Vancouver, British Columbia, was first appointed as auditor of the Company on January 21, 2011.

Management recommends the appointment of BDO Canada LLP, Chartered Accountants, to serve as auditors of the Company for the fiscal year ending December 31, 2013 and the authorizing of the Board to fix the remuneration of the auditors for the year ended December 31, 2013.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), a reporting issuer is required to provide disclosure with respect to its Audit Committee, including the text of the Audit Committee Charter, information regarding composition of the Audit Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The following Audit Committee Charter was adopted by the Company’s Audit Committee and the Board:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditors; and

•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum of three directors as determined by the Board of Directors.  If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all members of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.           Documents/Reports Review

(a)	review and update this Audit Committee Charter annually; and

(b)
review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.           External Auditors

(a)
review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)
take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;

(g)
at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)
review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(iii)
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.           Financial Reporting Processes

(a)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)
following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review the certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.           Other

(a)	review any related-party transactions;

(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Peter Lewis – Chairman	Independent	Financially literate
John Challis	Independent	Financially literate
Peter Jensen	Not Independent	Financially literate

Relevant Education and Experience

The relevant education and experience of the current members of our Audit Committee is as follows:

Peter Lewis

Mr. Lewis is a chartered accountant and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993. His areas of expertise include tax planning, acquisitions and divestitures, reorganizations and estate planning. Mr. Lewis has presented taxation courses at the Institute of Chartered Accountants of British Columbia and the Canadian Tax Foundation. He served on the Taxation Committee of the Institute of Chartered Accountants for three years and as President and Secretary-Treasurer at the Jericho Tennis Club for a combined eight years. Mr. Lewis is currently a member of the University Endowment Lands Community Advisory Committee.

Dr. John Challis

Dr. Challis was the past-President and CEO of the Michael Smith Foundation for Health Research. He has experience reviewing and assessing financial information, budgets and financial processes through his role with the Foundation.

Peter Jensen

Mr. Jensen holds a Bachelor of Science and two Law degrees from McGill University. Prior to obtaining his law degrees, he was engaged in diabetes research and medical clinic management. In 1981, he commenced the practice of law in the corporate and securities fields in British Columbia. Mr. Jensen has a wide range of legal experience internationally and has a depth of experience in trans-border transactions. He has been, and is, a director of a number of private and publicly traded companies and has assisted in the raising of finance for these companies in Canada, the United States, Europe and Asia.  He has been a member of various audit committees over the past 20 years, including for companies listed on senior US stock exchanges.  He has the education and experience to understand legal and financial issues.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in Section 2.4 or Part 8 of NI 52-110.  Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter under the heading “External Auditors”.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, advice and planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years, by category, are as follows:

Fiscal Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2012	$78,364	$Nil	$3,150	$Nil
December 31, 2011	$139,719	$Nil	$8,000	$Nil

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed other than by the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 Corporate Governance Guidelines, as adopted by the British Columbia Securities Commission, provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.  During the fiscal year ended December 31, 2012, the Board acted by consent resolution on 7 occasions.

Each of Messrs. Challis and Lewis are “independent” in that they are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with each their respective ability to act in the best interests of the Company.  As Mr. Hall is the President and CEO of the Company, Mr. Jensen is the Chairman of the Board and Mr. Hoffmann is the Chief Medical Officer, they are not considered independent.

Directorships

The following table describes which of our current directors are also directors of other reporting issuers (or the equivalent in another jurisdiction):

Name of Director of the Company	Names of Other Reporting Issuers
David Hall	GLG Life Tech Corp. (Nasdaq)
Peter Jensen	Deer Horn Metals Inc.
Rolf Hoffman	None
John Challis	None
Peter Lewis	Landstar Properties Inc. (TSXV)

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information.  The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

As of the date of this Information Circular, the Board has been responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of Shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, support for the Company’s mission and strategic objectives, and a willingness to serve.

The Board has recently appointed a Governance and Nominating Committee, consisting of Peter Jensen, John Challis and Peter Lewis, however, as such committee is newly formed, no charter has been adopted yet and the committee has not yet had any formal meetings. The Company expects that the newly formed Governance and Nominating Committee will oversee governance, nomination and compensation matters for the 2013 fiscal year.

Compensation

The Board conducts reviews with regard to the compensation of the directors and the CEO once a year. The Board make its determinations on such compensation, by considering the nature of the services provided by the respective directors and the CEO.

Other Board Committees

The Board has no committees other than the Audit Committee and the Governance and Nominating Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and the Audit Committee.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, and no associates or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities of the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained free of charge through the SEDAR website at www.sedar.com.  Shareholders may also contact David Hall, President, at Suite 2020 – 401 West Georgia Street, Vancouver, British Columbia V6B 5A1, Telephone: (604) 248-8730, Facsimile: (604) 248-8690, to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”).  Financial information is provided in the Company’s comparative financial statements and MD&A for its financial year ended December 31, 2012.

Dated at Vancouver, British Columbia, the 7th day of May, 2013

ON BEHALF OF THE BOARD OF DIRECTORS OF

REPLICEL LIFE SCIENCES INC.

“David Hall”
David Hall
President, Chief Executive Officer and Director

REPLICEL LIFE SCIENCES INC.
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual Meeting to be held on May 30, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting or voted again each of the matters described herein, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM, (Pacific Time) on Tuesday, May 28, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
Call the number listed BELOW from a touch tone telephone.	Go to the following web site:
1-866-732-VOTE (8683) Toll Free	www.investorvote.com

Smartphone?
Scan the QR code to vote now

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.  Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder I/We, being holder(s) of RepliCel Life Sciences Inc. hereby appoint(s): Peter Jensen, or failing him David Hall,			OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of RepliCel Life Sciences Inc. to be held at 900 – 885 West Georgia Street, Vancouver, B.C., on Thursday, May 30, 2013 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
						For	Against
1. Set the Number of Directors To set the number of Directors at five (5).

2. Election of Directors	For	Withhold		For	Withhold	For	Withhold
01. Peter Jensen			02. David Hall			03. Rolf Hoffmann
04. John Challis			05. Peter Lewis
						For	Withhold
3. Appointment of Auditors Appointment of BDO Canada LLP as the Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

Authorized Signature(s) – This section must be completed by your instructions to be executed
I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If No voting instructions are indicated above, this Proxy will be voted as recommended by Management.
				Signature(s)			Date ___________________

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail	Annual Financial Statements – Mark this box if you would like to receive Annual financial statements and accompanying Management’s Discussion and Analysis by mail

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

REPLICEL LIFE SCIENCES INC.
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Voting Instruction Form (“VIF”) - Annual Meeting to be held on May 30, 2013

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.
We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.

2.
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.
If you want to attend the meeting in person please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.
This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.

6.
When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.
This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.

9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 AM (Pacific Time) on Tuesday, May 28, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
Call the number listed BELOW from a touch tone telephone.	Go to the following web site:
1-866-732-VOTE (8683) Toll Free	www.investorvote.com

Smartphone?
Scan theQR code to vote now

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF.  Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s) Management appointees are: Peter Jensen, or failing him David Hall,			OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name or your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual Meeting of securityholders of RepliCel Life Sciences Inc. to be held at 900 – 885 West Georgia Street, Vancouver, B.C., on Thursday, May 30, 2013 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
						For	Against
1. Set the Number of Directors To set the number of Directors at five (5).

2. Election of Directors	For	Withhold		For	Withhold	For	Withhold
01. Peter Jensen			02. David Hall			03. Rolf Hoffmann
04. John Challis			05. Peter Lewis
						For	Withhold
3. Appointment of Auditors Appointment of BDO Canada LLP as the Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

Authorized Signature(s) – This section must be completed by your instructions to be executed
If you are voting on behalf of a corporate or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.
				Signature(s)			Date ___________________

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail	Annual Financial Statements – Mark this box if you would like to receive Annual financial statements and accompanying Management’s Discussion and Analysis by mail
Should you wish to receive a legal proxy, refer to Note #8 on reverse.
If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Gemma Fetterley
Gemma Fetterley
VP Finance and Corporate Secretary
Date:  May 23, 2013